SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

	Sequential page No.
Proposed appointment of Kees Storm as KLM Supervisory Director	3
KLM Limits its Annual Operating Loss to EUR 95 Million	4
Business Class Traffic almost at last year's level	14
Signatures	15

02/040

PROPOSED APPOINTMENT OF KEES STORM AS KLM SUPERVISORY DIRECTOR

AMSTELVEEN, May 31, 2002 – The KLM Supervisory Board has proposed to appoint Kees J. Storm (59) as Supervisory Director. Upon ratification of his appointment, Mr. Storm will take the seat vacated by Jan-Willem Oosterwijk in July 2001.

Mr. Storm has an accounting background and was Chairman of the Board of Managing Directors of AEGON nv until the spring of 2002. The diversity of Mr. Storm's experience will be of great value to the KLM Supervisory Board. The Board will ratify the appointment of Mr. Storm at the Annual General Meeting of Shareholders, to be held in Amstelveen on June 26, 2002.

After holding posts at Moret & Limperg and Koninklijke Scholten-Honig, Mr. Storm spent many years at AGO Holding nv and later AEGON nv. He currently holds seats on the Supervisory Boards of Koninklijke Wessanen nv (chairman), Laurus nv (chairman), de Drie Mollen Holding bv (chairman), Pon Holdings bv, Interbrew sa, and AEGON nv (effective July 2002). He is also vice-chairman of the International Insurance Society and co-chairman of the Global Advisory Committee of the Conference Board.

AMS/DR/JCH

KLM LIMITS ITS ANNUAL OPERATING LOSS TO EUR 94 MILLION
Dividend of EUR 0.20 per share

KLM today reports an operating loss of EUR 124 million for the **fourth quarter** ending March 31, 2002, compared to an operating loss of EUR 70 million last year. This quarter's loss includes a non-recurring, pre-tax charge of EUR 17 million for aircraft impairments. The net loss for the fourth quarter amounts to EUR 108 million or EUR 2.31 per common share, compared to a loss of EUR 88 million or EUR 1.88 per common share for the same period last year.

The operating loss for the **fiscal year** ending March 31, 2002 amounts to EUR 94 million, compared to an operating profit of EUR 277 million last year. The net loss of EUR 156 million or EUR 3.37 per common share compares to a net profit of EUR 77 million or EUR 1.61 per common share last year. The cash flow from operating activities of EUR 526 million was virtually equal to that of last year.

The fiscal year 2001/02 was a difficult year for the entire airline industry. However, KLM was able, due to its operational and financial flexibility, to respond quickly and effectively to the fall in passenger traffic demand following both the economic downturn in the first half of the year and the events of September 11, 2001. After cutting overall capacity by 8 percent year-on-year at the start of the winter season, KLM has added back capacity on a conservative basis as passenger traffic levels have improved. Since October overall traffic has improved month-on-month to a level just below that of last year. In contrast to many of its competitors that have been substantially impacted by the widespread discounting and the pressure on premium traffic, KLM has been able to maintain its passenger yields. At the same time, KLM continues to be the leading airline amongst the major hub-and-spoke carriers in Europe in terms of arrival punctuality, with the airline's operational reliability improving every quarter throughout the year.

Leo van Wijk, President and CEO said: "In a difficult year KLM has produced an encouraging set of results. KLM proved its flexibility in its rapid response to the challenging times following September 11. A focus on quickly and effectively cutting passenger capacity, on increasing utilization of its fleet of combi-aircraft and on implementing measures to enhance revenues and reduce its cost base enabled KLM to manage the downturn successfully. The encouraging results in the fourth quarter demonstrate that KLM is well positioned to improve its financial performance in the coming years."

He added: "During this turbulent year our employees made a substantial contribution to the performance of the organization. Without their commitment and flexibility KLM would not have been able to respond as quickly and effectively as it did."

FINANCIAL PERFORMANCE

REVENUES

KLM Group

Fourth quarter: Although group operating revenues decreased by EUR 64 million or 4 percent year-on-year, the decline was far less than the fall of 16 percent in the previous quarter. This positive trend was mainly due to passenger traffic levels improving whilst yields were maintained. In addition, despite the continuing general economic downturn, the trend in revenues from Cargo was encouraging. Revenues from Engineering & Maintenance were virtually equal to those of last year.

Fiscal year: Group operating revenues decreased by EUR 428 million (6 percent). Group traffic revenues were EUR 300 million (5 percent) lower, while other revenues declined by EUR 128 million (15 percent).

Passenger business

Fourth quarter: The fourth quarter was characterized by a strong recovery in the KLM Company passenger business. Targeted capacity reductions of 9 percent mitigated the general pressure on airfares with yields improving by 1 percent, while the load factor increased by 3.5 percentage points to a record high of 79.9 percent. Traffic on African and Central and South Atlantic routes continued to be well above last year's levels, while traffic on European routes was also higher. Although traffic on the North Atlantic was still weak with a decline of 18 percent year-on-year, the trend during the quarter was positive. Traffic in both Business and Economy Class has continued to recover from post September 11 levels, with Business Class traffic levels being especially encouraging in March.

Fiscal year: Passenger traffic and capacity were 5 percent and 4 percent lower than last year, resulting in a decrease in load factor from 79.8 percent to 78.7 percent. Yields remained effectively the same.

Leisure and low cost businesses

Fiscal year: Transavia closed the fiscal year with a profit, although its charter traffic levels fell in comparison to last year due to the continued impact of the economic downturn and the events of September 11. This was partly compensated by a year-on-year increase in traffic on scheduled services as well as a substantial improvement in traffic on Transavia's low cost brand BASIQ AIR. Traffic in KLM's other low-cost operation *buzz* also showed a considerable year-on-year increase.

Cargo business

Fourth quarter: KLM Company cargo traffic developed favorably month-on-month, while gaining market share. Traffic was only 2 percent lower compared to last year with traffic in March being higher than last year's level for the first time since September 11. The improvement was mainly due to a strong recovery of traffic on the important North Atlantic and Asia Pacific routes. As cargo capacity was 4 percent lower than last year, load factor increased by 1.8 percentage points to 73.1 percent. Due to lower traffic from high yielding market segments, cargo yield declined by 5 percent year-over-year.

Fiscal year: Cargo traffic decreased by 3 percent year-on-year, while capacity was 1 percent higher. As a result, the load factor decreased by 2.3 percentage points to 69.4 percent. Yield declined by 4 percent.

Engineering & Maintenance business

Fiscal year: KLM's Engineering & Maintenance illustrated its resilience in such a difficult year by growing its revenues generated from third parties by 6 percent to EUR 289 million. The increase was realized mainly through volume growth in engine overhaul and aircraft base maintenance with margins also improving slightly.

OPERATING EXPENSES

Fourth quarter: Group operating expenses declined by 1 percent. Due to strict cost control, the costs of materials and consumables, handling cost and work by third parties showed double-digit declines, well exceeding the reduction in capacity. Personnel costs rose by 10 percent year-on-year mainly due to lower surplus refunds from KLM's pension funds, as well as the impact from last year's wage increase being effective from April 1, 2001. Other expenses showed an increase of 7 percent due to, amongst others, substantial increases in insurance and security costs. Excluding fuel (which constituted 13 percent of total operating expenses), operating expenses were 2 percent higher. Total fuel expense decreased by EUR 31 million, or 13 percent, reflecting the mixed impact of lower capacity levels, lower prices for jet fuel and a higher US dollar exchange rate.

Fiscal year: Group operating expenses decreased by 1 percent.

CASH FLOW AND FINANCIAL POSITION

Cash flow and cash position

Fourth quarter: In the last quarter of the year, the cash flow from operating activities, which included a reduction in working capital of EUR 38 million, was neutral. As EUR 71 million was spent on investing activities, the free cash outflow for the fourth quarter also amounted EUR 71 million, compared to an outflow of EUR 127 million last year.

Fiscal year: Despite the net loss for the fiscal year, KLM generated a positive cash flow from operating activities of EUR 526 million, virtually equal to that of last year. This was caused by, amongst others, a firm reduction in working capital following September 11. The investing cash flow amounted to EUR 234 million, resulting in a total free cash flow for the year of EUR 292 million. KLM's overall liquidity position as at March 31, 2002 increased to EUR 1,383 million. EUR 1,029 million of this amount is included under Cash and marketable securities, whereas EUR 354 million of triple A bonds and long term deposits are included under Financial fixed assets.

Financial position

Fiscal year: During the fiscal year 2001/02, KLM's net-debt position decreased by EUR 223 million to EUR 2,608 million on March 31, 2002, mainly caused by an increase in cash resources of EUR 235 million. Although group equity also showed a small decrease, KLM's financial gearing (net debt as a percentage of group equity) improved from 138 percent last fiscal year to 131 percent at March 31, 2002.

Rob Ruijter, CFO and Managing Director said: "Over the past year, KLM has proven its ability to generate positive operating cash flows even in difficult times. The flexibility offered through the combination of owned and leased aircraft has proven to be a valuable asset. KLM's cash-generating capability as well as its financial structure form a solid foundation for the future."

Distribution to shareholders

As from fiscal 2002/03, KLM will adopt a new dividend policy whereby it aims to pursue a sustainable dividend payment, linked to cash earnings.
With management's belief in KLM's strong operational and financial position as an independent company, it has been decided to make a cash distribution to shareholders of EUR 0.20 per common share for the fiscal year 2001/02, payable out of reserves.

US GAAP

On the basis of United States Generally Accepted Accounting Principles (US GAAP), KLM's net result for the fiscal year 2001/02 amounts to a loss of EUR 2 million, substantially less than the net loss of EUR 156 million based on The Netherlands accounting principles (Netherlands GAAP). According to US GAAP, KLM stockholders' equity on March 31, 2002 was 62% higher at EUR 3,220 million. This positive difference is mainly due to pension accounting and the treatment of direct equity movements.

UPDATE ON KEY ISSUES

FLEET DEVELOPMENTS

Rationale

In March 2002, KLM announced a fleet replacement program to improve the operational and financial performance of KLM's intercontinental fleet. Unit revenues will be enhanced through an improvement in KLM's product and network. More spacious aircraft as well as the ability to offer an increased number of non-stop flights is expected to lead to higher customer satisfaction. Unit costs will be lowered as a result of increased network efficiencies together with lower fuel consumption and maintenance costs. In addition, KLM's fleet will be rationalized with the number of intercontinental aircraft types being reduced from four to three. The new aircraft will have a lower environmental impact. The replacement program as currently envisaged will lead to a small decline in KLM's passenger capacity, whereas cargo capacity will increase somewhat.

Aircraft
Two Boeing 747-300 aircraft were taken out of production in the fourth quarter, while in April 2002 a new 747-400 was delivered. During the first phase of the replacement program, up until 2005, the remaining ten Boeing 747-300 aircraft (five passenger, three combi-aircraft and two full freighters) as well as two MD-11's will be replaced by ten Boeing 777-200ER aircraft and by three Boeing 747-400ER freighters. In the second phase, KLM intends to replace the eight remaining MD-11s and twelve Boeing 767-300ER aircraft by a combination of Airbus A330-200 and additional Boeing 777-200ER aircraft.

Financing
It is the current intention to acquire the three 747-400ER freighters and four of the 777-200ERs and to lease six 777-200ERs. The two MD11s will be sold and leased back from January 2003 for a period of approximately two years.

LOW COST
KLM is fully committed to its low cost operations, *buzz* and BASIQ AIR. This commitment is based on management's positive expectations of their future in this fast-growing market segment and the experience with Transavia. Transavia has successfully operated as a lower cost carrier and has been profitable for over 20 years, proving KLM's ability to manage different business models within the same group. KLM expects to release further details on its low cost operations in due course, addressing the operations in Amsterdam, new routes and fleet replacement amongst others.

ENGINEERING & MAINTENANCE
KLM's Engineering & Maintenance business aims to strengthen its position as a leading industry player and steadily increase third party turnover and profitability. During the fourth quarter, KLM announced several initiatives to this effect. E&M entered into a co-operation with GE Engine Services in order to enhance the long-term productivity of its Engine Overhaul business. Operational efficiency will be increased, while inventory levels will be reduced. Furthermore, E&M signed a comprehensive maintenance, repair and overhaul agreement with Virgin Atlantic. The six-year contract, worth at least EUR 200 million, continues to illustrate the capability of the division to win profitable third party work.

OUTLOOK
The events of September 11, in combination with the general economic downturn, have had a profound effect on the entire airline industry. However, as KLM's performance in the past year has demonstrated, KLM is well positioned to secure its own future.
For the fiscal year 2002/03, KLM will continue to be prudent in adding back capacity and is firmly focused on restoring profitability. Continued uncertainty about the timing of the economic recovery, as well as fuel prices, make it difficult to predict whether a positive net result is achievable. We do, however, expect to make an operating profit.

Amstelveen, May 8, 2002 The Board of Managing Directors

NOTE TO THE EDITORS: Financial and Statistical Data can be found at <<http://investorrelations.klm.com >>.
For more information, contact Investor Relations at 31 20 **649 3099**, or Media Relations at 31 20 **649 4545**

For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

(in millions of euros)	Three months ended March 31 2002	2001	Twelve months ended March 31 2002	2001
Operating revenues	**1,491**	1,555	**6,532**	6,960
Operating expenses	**1,615**	1,625	**6,626**	6,683
EBITDAR	**98**	117	**772**	1,046
As a % of operating revenues	**6.6**	7.5	**11.8**	15.0
Operating result	**(124)**	(70)	**(94)**	277
As a % of operating revenues	**(8.3)**	(4.5)	**(1.4)**	4.0
Pretax result	**(156)**	(120)	**(224)**	149
Net result	**(108)**	(88)	**(156)**	77
Per common share (EPS)*	**(2.31)**	(1.88)	**(3.37)**	1.61
Cash flow from operating activities	**0**	(71)	**526**	524
Cash flow from investing activities	**(71)**	(56)	**(234)**	(520)
Free cash flow	**(71)**	(127)	**292**	4

(in millions of euros)	March 31, 2002	March 31, 2001
Stockholders' equity	**1,992**	2,061
Per common share*	**42.61**	43.93
Average number of common Shares outstanding (fully diluted)	**46,809,699**	46,809,699
Financial position		
Stockholders' equity as a percentage of long-term funds	**30**	34
Net debt-to-equity ratio (%)**	**131**	138
Interest coverage ratio	**(0.7)**	2.1
Cash position		
Cash and marketable securities	**1,029**	845
Triple A bonds and long term deposits	**354**	303
	1,383	1,148
Number of Staff* **		
- permanent	**25,542**	25,571
- temporary	**1,010**	979
- agency staff	**1,021**	1,653
	27,573	28,203

The financial information included in this press release is drawn up under Netherlands accounting principles (Netherlands GAAP), which differ in some respects from those generally accepted in the United States (U.S. GAAP). The table below summarizes some key financial data both under Netherlands GAAP and U.S. GAAP. The differences mainly relate to pension accounting and also to direct equity movements, which need to be included in earnings under U.S. GAAP.

(in euros)	Twelve months ended March 31, 2002 Netherlands GAAP	US GAAP	Twelve months ended March 31, 2001 Netherlands GAAP	US GAAP
Net income (loss) in millions	(156)	(2)	77	154
Net income (loss) per common share*	(3.37)	(0.08)	1.61	3.26
Stockholders' equity in millions	1,992	3,220	2,061	3,229
Stockholders' equity per common share*	42.61	68.83	43.93	68.87

* After taking other rights to a share in net result and equity into account
** Prior-year figures have been restated for comparative purposes
*** KLM Company and KLC in full-time equivalents. Prior-year figures have been restated for comparative purposes.

CONSOLIDATED STATEMENT OF EARNINGS	Three months ended	March 31	Twelve months ended	March 31
(in millions of euros)	2002	2001	2002	2001
Operating revenues	**1,491**	1,555	**6,532**	6,960
Operating expenses	**1,615**	1,625	**6,626**	6,683
Operating result	**(124)**	(70)	**(94)**	277
Financial income and expense	**(39)**	(36)	**(134)**	(138)
Results on sale of assets	**(1)**	(1)	**10**	27
Results of holdings	**9**	(13)	**(15)**	(21)
Results on sale of holdings	**(1)**	-	**9**	4
Pretax result	**(156)**	(120)	**(224)**	149
Taxes	**48**	32	**68**	(73)
After tax result	**(108)**	(88)	**(156)**	76
Minority interests	**-**	-	**-**	1
Net result	**(108)**	(88)	**(156)**	77
Attributable to preferred stock dividends	**1**	1	**2**	2
Attributable to common stockholders	**(109)**	(89)	**(158)**	75

CONSOLIDATED STATEMENT OF CASH FLOWS	**Three months ended March 31**		**Twelve months ended March 31**	
(in millions of euros)	**2002**	**2001**	**2002**	**2001***
Net result	**(108)**	(88)	**(156)**	77
Depreciation	**132**	106	**487**	429
Changes in provisions	**(52)**	(51)	**(86)**	8
Changes in operating working capital	**38**	(57)	**292**	(5)
Results of holdings	**(9)**	13	**15**	21
Results on sale of holdings	**1**	-	**(9)**	(4)
Other changes	**(2)**	6	**(17)**	(2)
Cash flow from operating activities	**0**	(71)	**526**	524
Net capital expenditures on intangible fixed assets	**(2)**	9	**(7)**	(11)
Net capital expenditures on tangible fixed assets	**(77)**	(56)	**(376)**	(451)
Net capital changes in holdings	**8**	(9)	**149**	(49)
Changes in the group of consolidated holdings	**-**	-	**-**	(9)
Cash flow from investing activities	**(71)**	(56)	**(234)**	(520)
Free cash flow	**(71)**	(127)	**292**	4
Cash flow from financing activities	**(28)**	(127)	**(108)**	111
Changes in cash and marketable securities	**(99)**	(254)	**184**	115

Net capital expenditures on tangible fixed assets in the fourth quarter amount to EUR 77 million and mainly relates to prepayments on aircraft (EUR 39 million) and capitalized heavy maintenance costs (EUR 10 million).

Net capital expenditures on tangible fixed assets for the twelve months period ended March 31, 2002 relate to the purchase of 4 Boeing 737-900s and 2 Boeing 737-800s. Two Boeing 737-300s were sold and leased back and one Fokker 100 aircraft was sold.

* Prior-year figures have been restated for comparative purposes

CONSOLIDATED BALANCE SHEET (in millions of euros)	March 31, 2002		March 31, 2001*	
Fixed assets				
Intangible fixed assets	**56**		68	
Tangible fixed assets	**5,104**		5,233	
Financial fixed assets	**1,364**		822	
		6,524		6,123
Current assets				
Operating supplies	**257**		298	
Accounts receivable	**1,233**		1,324	
Cash and marketable securities	**1,029**		845	
	2,519		2,467	
Current liabilities	**2,092**		2,057	
Current assets less current liabilities		**427**		410
Assets less current liabilities		**6,951**		6,533
Long-term debt				
Subordinated perpetual debt	**591**		560	
Other long-term debt	**3,826**		3,126	
		4,417		3,686
Provisions		**277**		499
Deferred credits		**265**		287
Group equity		**1,992**		2,061
		6,951		6,533

The increase in Financial fixed assets and Long-term debt (both Subordinated perpetual debt and Other long-term debt) is mainly due to the application of SFAS 133/138 Accounting for Derivatives as of April 1, 2001.

CHANGES IN STOCKHOLDERS' EQUITY

(in millions of euros)	2001/02	2000/01
Balance as of March 31	2,061	2,019
Changes in accounting policies	71	-
Allocation from net result	(156)	77
Profit distribution	-	(30)
Exchange rate differences/other	16	(5)
Balance as of March 31	1,992	2,061

The balance sheet as per March 31, 2002 was drawn up before the appropriation of results.
On May 7, 2002 the Board of Managing Directors, with the approval of the Supervisory Board, decided, in accordance with Article 31 paragraph 5 of the Articles of Association, to make a cash distribution of EUR 0.20 per common share out of the reserves. Those parties holding common shares on June 26, 2002 (after office hours) are entitled to receive the distribution, which will be made through their depository agent.

* Prior-year figures have been restated for comparative purposes, with respect to the presentation of obligations concerning the Frequent Flyer-program (EUR 33 million).

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

Operating revenues (in millions of euros)	Three months ended March 31 2002	 2001	 %Change	Twelve months ended March 31 2002	 2001	 %Change
Company traffic revenues:						
Passenger	**907**	944	(4)	**3,998**	4,238	(6)
Cargo	**254**	279	(9)	**1,014**	1,108	(8)
Total	**1,161**	1,223	(5)	**5,012**	5,346	(6)
Traffic revenues of other consolidated companies	**143**	138	4	**814**	780	4
Total traffic revenues	**1,304**	1,361	(4)	**5,826**	6,126	(5)
Other revenues	**187**	194	(4)	**706**	834	(15)
	1,491	1,555	(4)	**6,532**	6,960	(6)

The year-on-year decline in Other revenues of 15% is mainly due to non-recurring wet-lease revenues in 2000/01 and the fact that CSC Holding bv was no longer consolidated as of October 1, 2000.

Operating expenses (in millions of euros)	Three months ended March 31 2002	 2001	 %Change	Twelve months ended March 31 2002	 2001	 %Change
Salaries and benefits	**451**	411	10	**1,747**	1,675	4
Materials and consumables	**112**	131	(15)	**470**	465	1
Commercial costs	**124**	144	(14)	**506**	593	(15)
Landing and air navigation charges	**116**	118	(2)	**524**	515	2
Handling and work by third parties	**161**	189	(15)	**686**	757	(9)
Depreciation	**132**	106	25	**487**	429	14
Operational aircraft leases	**55**	45	22	**226**	187	21
Ad hoc and temporary aircraft/truck rentals	**35**	36	(3)	**153**	153	0
Other operating expenses	**220**	205	7	**844**	871	(3)
Operating expenses Excluding aircraft fuel	**1,406**	1,385	2	**5,643**	5,645	0
Aircraft fuel	**209**	240	(13)	**983**	1,038	(5)
Total operating expenses	**1,615**	1,625	(1)	**6,626**	6,683	(1)

Salaries and benefits showed a year-on-year increase of 10% in the fourth quarter, which is due to lower surplus refunds from KLM's pension funds as well as last year's wage increase of 2% effective April 1, 2001. Costs of materials and consumables were lowered through the usage of alternate sources for materials and the introduction of advanced repair technologies. The decrease in Commercial costs was mainly the result of lower sales commissions. Handling and work by third parties decreased mainly as a result of lower costs for service on board. These costs decreased due to lower passenger traffic and a changed service concept. Depreciation costs are negatively influenced by an EUR 17 million exceptional diminution in value of four Boeing 747-300 aircraft. The higher operating lease expenses reflect the impact of sale and lease back transactions concluded by the end of previous year and a higher US dollar exchange rate. Fuel costs in the fourth quarter decreased by 13% compared to prior year, reflecting the mixed impact of lower capacity levels, lower prices for jet fuel and a higher US dollar exchange rate.

AIRLINE OPERATING DATA

KLM COMPANY*	Three months ended March 31 2002	2001**	%Change	Twelve months ended March 31 2002	2001**	%Change
Traffic (in millions of RTKs)	**2,349**	2,433	(3)	**9,757**	10,183	(4)
Capacity (in millions of ATKs)	**2,975**	3,189	(7)	**12,688**	12,978	(2)
Load factor (%)	**79.0**	76.3		**76.9**	78.5	
Break-even load factor (%)	**84.5**	78.4		**77.7**	73.8	
Yield per RTK (in cents)	**49.4**	50.0	(1)	**51.4**	52.2	(2)
Excluding currency effects			(1)			(1)
Unit revenues per ATK (in cents)	**39.0**	38.1	2	**39.5**	41.0	(4)
Excluding currency effect			3			(3)
Unit costs per ATK (in cents)	**41.7**	39.2	6	**39.9**	38.6	4
Excluding fuel price effects			8			4
Excluding currency effects			6			3
Excluding fuel price and currency effects			7			4
Margin per ATK (in cents)	**(2.7)**	(1.1)		**(0.4)**	2.4	
Development of passenger traffic						
Traffic (in millions of RPKs)	**13,159**	13,805	(5)	**56,891**	60,047	(5)
Capacity (in millions of ASKs)	**16,473**	18,056	(9)	**72,288**	75,222	(4)
Passenger load factor (%)	**79.9**	76.4		**78.7**	79.8	
Yield per RPK (in cents)	**6.9**	6.8	1	**7.0**	7.1	0
Excluding currency effects			1			0
Unit revenues per ASK (in cents)	**5.5**	5.2	5	**5.5**	5.6	(2)
Excluding currency effects			6			(2)
Development of cargo traffic						
Traffic (in millions of RTFKs)	**1,025**	1,041	(2)	**4,042**	4,146	(3)
Capacity (in millions of ATFKs)	**1,403**	1,461	(4)	**5,822**	5,783	1
Cargo load factor (%)	**73.1**	71.3		**69.4**	71.7	
Yield per RTFK (in cents)	**24.7**	26.2	(5)	**25.1**	26.0	(4)
Excluding currency effects			(5)			(3)
Unit revenues per ATFK (in cents)	**18.1**	18.6	(3)	**17.4**	18.7	(7)
Excluding currency effects			(3)			(6)
KLM Group passenger traffic* **						
Traffic (in millions of RPKs)	**14,698**	15,342	(4)	**66,926**	70,684	(5)
Capacity (in millions of ASKs)	**18,670**	20,332	(8)	**85.912**	89,191	(4)
Passenger load factor	**78.7**	75.5		**77.9**	79.3	

* Unit revenues and unit costs before joint venture settlements

** As of April 1, 2001, RTFK's and ATFK's ex Amsterdam flown by Northwest Airlines are no longer considered as production of KLM. Prior-year figures have been restated for comparative purposes. The downward effect on overall RTK and ATK is approximately 1.5%.

*** KLM Group: KLM, KLM Cityhopper, KLM uk and Transavia.

Page 12 of 15

AIRLINE OPERATING DATA

Traffic and capacity figures by route area (KLM Company)*

Three months ended March 31 (in millions of ton-kilometers)	Traffic (RTK) 2002	% growth	Capacity (ATK) 2002	% growth	Load factor (%) 2002	2001
Asia Pacific	**793**	(7)	**928**	(11)	**85.5**	**81.6**
North Atlantic	**595**	(12)	**748**	(15)	**79.6**	**77.0**
Central and South Atlantic	**317**	8	**422**	5	**75.1**	**72.9**
Africa	**269**	17	**342**	19	**78.7**	**80.1**
Europe	**184**	5	**296**	(1)	**62.2**	**58.3**
Middle East / South Asia	**191**	(8)	**239**	(14)	**79.9**	**74.7**
Total KLM	**2.349**	(3)	**2,975**	(7)	**79.0**	**76.3**

Twelve months ended March 31 (in millions of ton-kilometers)	Traffic (RTK) 2002	% growth	Capacity (ATK) 2002	% growth	Load factor (%) 2002	2001
Asia Pacific	**3,240**	(8)	**3,974**	(4)	**81.5**	**84.3**
North Atlantic	**2,649**	(12)	**3,335**	(10)	**79.4**	**80.6**
Central and South Atlantic	**1,301**	12	**1,768**	13	**73.6**	**74.5**
Africa	**962**	7	**1,250**	9	**76.9**	**78.3**
Europe	**806**	(2)	**1,269**	(3)	**63.5**	**62.4**
Middle East / South Asia	**799**	0	**1,092**	1	**73.2**	**74.0**
Total KLM	**9,757**	(4)	**12,688**	(2)	**76.9**	**78.5**

SUMMARY STATISTICS
(Twelve months ended March 31, 2002 compared to last year)


Traffic
(4)%
Capacity
(2)%
Load factor
76.9% (1.6) points
Unit costs (per ATK)
4%
Yield (per RTK)
(2)%
Break-even load factor
77.7% +3.9 points
Margin**
(1.4)% (5.4) points

* Prior-year figures have been restated for comparative purposes
** Operating result as a percentage of operating revenues (group)

02/036

Business Class Traffic Almost At Last Year's Level
April reflects phased implementation of summer schedule

(in millions)	April 2002	2001	Growth (%)
Overall			
Revenue Ton-Kms	799	849	(6)
Available Ton-Kms	1,012	1,106	(9)
Load Factor (%)	78.9	76.8	
Passenger			
Revenue Passenger-Kms	4,620	5,205	(11)
Available Seat-Kms	5,717	6,491	(12)
Passenger Load Factor (%)	80.8	80.2	
Cargo			
Revenue Cargo Ton-Kms	336	328.7	2
Available Cargo Ton-Kms	467	486.3	(4)
Cargo Load Factor (%)	72.0	67.6	

Note:

- Based on preliminary numbers

- As of April 1, 2002 KLM uk traffic and capacity figures (excluding buzz) are included in this publication. Previous year figures have been adjusted for ease of comparison

Overall Traffic

As KLM is prudent in adding back capacity, the increase in capacity this summer will take place gradually, ultimately resulting in a capacity level that will still be below last year's level. Consequently, capacity was 9 % down compared to April last year, when the summer schedule was fully implemented. As traffic declined by 6%, load factor increased by 2.1 percentage points to 78.9% compared to the same period last year.

Passenger Traffic

A decline of 12% in capacity and 11% in traffic, resulted in an improvement of the passenger load factor of 0.6 percentage point to 80.8%. Traffic on European routes grew by 5%, matching the capacity increase and resulting in a stable load factor. Traffic increase on Africa routes was strong, up 11%, outpacing the capacity increase of 10%. Traffic on India routes grew strongly by 16% on a capacity decline of 1%. Temporarily, Northwest took over KLM services on several destinations. This resulted in a capacity decrease of 34%.Traffic however, was down 33% on the North Atlantic routes resulting in a load factor improvement of 1.5 percentage points to 85.9%.

In April, Business Class traffic continued the positive trend shown in previous months with traffic almost at the same level as last year.

Cargo Traffic

While capacity was 4% lower than in the same period last year, traffic increased by 2%. Load factor increased by 4.4 percentage points to 72.0%. On Asia/Pacific routes, higher traffic and a reduction of capacity resulted in a load factor improvement of 7 percentage points. On North Atlantic as well as African routes, an improvement in load factor was also realised.

Amstelveen, May 3, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: June 6, 2002

By ______________________________

Name: R.A. Ruijter
Title: Managing Director & CFO

By ______________________________

Name: H.E. Kuipéri
Title: Senior Vice President & General Secretary

APPROVED: AMS/DJ
7/06 2002
GOEDGEKEURD: RM